Certificate of Qualified Person

As a co-author of the technical report titled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024 and with an effective date of August 31, 2024 (the "Report") I, Charles Johannes Muller, Pr. Sci. Nat, residing at Krugersdorp, South Africa hereby certify that:

1. I am an Independent Geological Competent Person with the firm Protek Consulting (Pty) Ltd. of 54 Hayes Road, Protea Ridge, Krugersdorp,1739, South Africa.

2. I am a practicing Mineral Resource consultant and a registered professional scientist with the South African Council for Natural Scientific Professions, Pr. Sci. Nat. Reg. No. 400201/04.

3. I graduated with a B.Sc. (Geology) degree from the Rand Afrikaans University - Johannesburg in 1988. In addition, I have obtained a B.Sc. Hons (Geology) from Rand Afrikaans University in 1994 and attended courses in geostatistics through the University of the Witwatersrand.

4. I have worked as a Mineral Resource geologist for 30 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 (the "Instrument") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of the Instrument.

6. I have previously co-authored the technical report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 and with an effective date of September 4, 2019; authored the technical report titled "Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" dated October 22, 2018 and with an effective date of September 27, 2018; co-authored the technical report titled "Independent Technical Report on the Waterberg Project including Mineral Resource Update and Pre-Feasibility Study" dated October 19, 2016 and with an effective date of October 17, 2016; authored the technical report titled "Mineral Resource Update on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" dated April 29, 2016 and with an effective date of April 18, 2016; and co-authored the technical report titled  "An Independent Technical Report on the Waterberg Project Located in the Bushveld Igneous Complex, South Africa" dated September 4, 2015 and with an effective date of July 20, 2015.

7. I have last visited the Waterberg Project for personal inspection in January 2018 for a period of two days.

8. I am the co-author of the Report and am responsible for  Sections 1.3 to 1.8, 1.10, 1.21, 1.22; parts of Section 2; parts of Section 3; parts of Section 6; Section 7; Section 8; Section 9; Section 10; Section 11; Section 12; Section 14; Sections 25.1, 25.10; Section 26.1; and parts of Section 27.

9. I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission of which would make the Report misleading.

10. I am independent of Platinum Group Metals Ltd. as described in section 1.5 of the Instrument.

11. I have read the Instrument and confirm that the parts of the Report that I am responsible for have been prepared in compliance with the Instrument.

12. I do not have, nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd., and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13. At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Krugersdorp, South Africa, on October 9, 2024.

/s/ Charles J. Muller

Charles J. Muller, Pr. Sci. Nat.

Independent Geological Competent Person

PROTEK CONSULTING (Pty) Ltd.